MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

     The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

     The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board's review is accomplished principally through the audit committee, which is comprised of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

     The    consolidated    financial    statements   have   been   audited   by
PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.


/s/ Kerry J. Knoll                        /s/ T. Derek Price
Kerry J. Knoll                            T. Derek Price
President and Chief Executive             Vice President, Finance and Chief
  Officer                                   Financial Officer


Toronto, Ontario
January 14, 2005


AUDITORS' REPORT

To the Directors of Glencairn Gold Corporation

     We have audited the consolidated balance sheets of Glencairn Gold Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario
January 14, 2005

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 3 to these consolidated financial statements. Our report to the shareholders dated January 14, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.



/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario
January 14, 2005

Glencairn Gold Corporation
Consolidated Statements of Operations
Years ended December 31, 2003 and 2002
(US Dollars and shares in thousands, except per share amounts)


                                                       Note            2003               2002
                                                      --------     -------------      -------------
                                                         3           (restated)        (restated)

Sales                                                    5          $    16,182        $    14,932
                                                                   -------------      -------------

Cost of sales                                                            11,395             12,209
Royalties and production taxes                                              875                739
Depreciation and depletion                                                1,581              2,363
Accretion expense                                       11                  257                242
                                                                   -------------      -------------
                                                                         14,108             15,553
                                                                   -------------      -------------
Earnings (loss) from mining operations                                    2,074               (621)
                                                                   -------------      -------------
Expenses and other income
   General and administrative                                             1,507                722
   Stock options                                        13                1,479                  -
   Exploration and business development                                     884                924
   Property, plant and equipment written down           10                    -              1,249
   Other (income) expenses                               6                 (147)                43
                                                                   -------------      -------------
                                                                          3,723              2,938
                                                                   -------------      -------------
Loss before income taxes                                                 (1,649)            (3,559)
Income tax recovery                                     15                 (400)               (58)
                                                                   -------------      -------------
Net loss                                                            $    (1,249)        $   (3,501)
                                                                   =============      =============
Loss per share - basic and diluted                      14          $     (0.02)        $    (0.07)
                                                                   =============      =============
Weighted average number of shares outstanding                            57,452             47,228
                                                                   =============      =============



Glencairn Gold Corporation
Consolidated Statements of Deficit
Years ended December 31, 2003 and 2002
(US Dollars in thousands)

                                                               Note            2003              2002
                                                              --------     -------------     --------------
                                                                 3           (restated)       (restated)
Balance as previously stated, beginning of year                             $  (24,453)       $   (21,270)
Effect of accounting changes                                     3              (4,167)            (3,849)
                                                                           -------------     --------------
Balance as restated, beginning of year                                         (28,620)           (25,119)
Net loss                                                                        (1,249)            (3,501)
Reduction in paid-up capital                                    12              28,391                  -
                                                                           -------------     --------------
Balance, end of year                                                        $   (1,478)       $   (28,620)
                                                                           =============     ==============



The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation
Consolidated Balance Sheets
As at December 31, 2003 and 2002
(US Dollars in thousands)


                                                              Note          2003             2002
                                                            ---------    ------------    --------------
                                                               3         (restated)       (restated)
Assets
Current
   Cash and cash equivalents                                             $    14,903      $        754
   Marketable securities                                       7                 443                 -
   Accounts receivable and prepaid expenses                                    1,734             1,248
   Product inventory                                           8               1,708             1,135
   Supplies inventory                                                          5,213             5,275
                                                                         ------------    --------------
                                                                              24,001             8,412
Note receivable                                                18                329               269
Restricted cash                                                9                 150                 -
Property, plant and equipment                                  10             14,243             8,587
                                                                         ------------    --------------
                                                                         $    38,723      $     17,268
                                                                         ============    ==============
Liabilities
Current
   Accounts payable and accrued liabilities                              $     3,249      $      4,158
   Current portion of asset retirement obligations             11                587               218
                                                                         ------------    --------------
                                                                               3,836             4,376
Asset retirement obligations                                   11              3,516             3,845
Future income taxes                                            15                  -               400
                                                                         ------------    --------------
                                                                               7,352             8,621
                                                                         ------------    --------------
Shareholders' Equity
Warrants                                                       12              4,009                 -
Agent's options                                                12              1,116                 -
Contributed surplus                                            13              1,479                 -
Common shares                                                  12             26,245            37,267
Deficit                                                        12             (1,478)          (28,620)
                                                                         ------------    --------------
                                                                              31,371             8,647
                                                                         ------------    --------------
                                                                         $    38,723      $     17,268
                                                                         ============    ==============
Contingencies and Commitments                                10, 19




The accompanying notes form an integral part of these consolidated financial statements.


Approved on behalf of the Board


/s/ Ian J. McDonald                           /s/ Patrick J. Mars
Ian J. McDonald                               Patrick J. Mars
Director                                      Director

Glencairn Gold Corporation
Consolidated Statements of Cash Flows
Years ended December 31, 2003 and 2002
(in thousands of US Dollars)


                                                               Note           2003             2002
                                                              -------    --------------    -------------
                                                                3           (restated)      (restated)
Operating activities
Net loss                                                                  $     (1,249)     $    (3,501)
Asset retirement obligations settled                                              (232)            (542)
Items not affecting cash:
   Mark to market (gain) loss on forward gold sales                               (924)             905
   Amortization of deferred gain on sale of gold options                             -             (304)
   Depreciation and depletion                                                    1,581            2,363
   Accretion expense                                            11                 257              242
   Stock options                                                13               1,479                -
   Property, plant and equipment written down                   10                   -            1,249
   Gain on sale of property, plant and equipment                6                  (15)             (37)
   Unrealized foreign exchange gain                                                (60)              (2)
   Future income taxes                                          15                (400)               -
Change in non-cash working capital                              16                (587)               -
                                                                         --------------    -------------
Cash (used in) generated by operating activities                                  (150)             373
                                                                         --------------    -------------
Financing activities
Long-term debt repaid                                                                -             (785)
Common shares issued                                            12              13,661               18
                                                                         --------------    -------------
Cash generated by (used in) financing activities                                13,661             (767)
                                                                         --------------    -------------
Investing activities
Purchase of property, plant and equipment                                       (1,178)          (1,395)
Proceeds from sale of property, plant and equipment                                 29            1,954
Acquisition of cash from business combination                   4                2,215                -
Costs related to business combination                           4                 (428)               -
                                                                         --------------    -------------
Cash generated by investing activities                                             638              559
                                                                         --------------    -------------
Increase in cash and cash equivalents                                           14,149              165

Cash and cash equivalents, beginning of year                                       754              589
                                                                         --------------    -------------
Cash and cash equivalents, end of year                                    $     14,903      $       754
                                                                         ==============    =============
Supplemental cash flow information                              16





The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



1.   BASIS OF PRESENTATION

     Glencairn Gold Corporation's (the "Company" or "Glencairn") business is gold mining including exploration, development, extraction, processing and reclamation. The Company's business also includes acquisition of gold properties in operation or in the development stage. In October 2002 the Company purchased the Bellavista project in Costa Rica. This project was fully permitted at the time of acquisition and construction of the mine and processing facilities commenced in December 2003. In October 2003 the Company merged with Black Hawk
Mining Inc. ("Black Hawk") and acquired the Limon Mine and significant Properties in Nicaragua and the Vogel exploration project in Canada. The Keystone site in Canada was also acquired in this merger. Production from this mine ceased in 2000 and site reclamation is in process. The business combination was accounted for as a reverse take-over and the comparative figures presented are those of Black Hawk (see note 4).

2.   ACCOUNTING POLICIES

(a)  Basis of consolidation

     The consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its subsidiaries.

(b)  Use of estimates

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include accounts receivable, depreciation and depletion, property, plant and equipment, accrued liabilities, provision for reclamation, future income taxes and contingencies. Actual results may differ from these estimates.

(c)  Revenue recognition

     Revenue from metal sales is recognized when title and risk pass to third party customers.

(d)  Exploration and development expenditures

     Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if properties are determined to be uneconomic or are placed for sale (see note 3).

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



(e)  Income taxes

     The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(f)  Cash and cash equivalents

     Cash and cash equivalents comprise cash and money market investments with an original term of 90 days or less which are readily convertible into cash.

(g)  Marketable securities

     Marketable securities are carried at the lower of cost and market.

(h)  Inventories

     Product inventory, which consists of gold in dore and refined form, is valued at the lower of production cost and net realizable value. Supplies inventory is stated at the lower of average cost and replacement cost.

(i)  Property, plant and equipment

     Property, plant and equipment including mine development expenditures are carried at cost less accumulated depreciation and depletion and any write-downs to recognize impairment. Depreciation and depletion are charged to earnings on a unit-of-production basis over estimated mineral reserves. Properties under development include initial acquisition costs and costs incurred subsequent to completion of an economic feasibility study.

     Annual reviews of producing properties and properties under development are conducted. The carrying values of property, plant and equipment, which are not assessed as economically viable, are written down to their estimated net recoverable amount.

(j)  Asset retirement obligations

     The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

(k)  Hedging transactions

     Gains or losses on the early settlement of hedge contracts are deferred and brought into revenue based upon the originally designated delivery dates. The market value of outstanding forward sale contracts is recognized in revenue through a mark-to-market adjustment. Other derivative contracts are recognized as hedges. The Company's hedge commitments are completed in June 2003 and no additional hedging has been entered into since that date.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



(l)  Foreign currency translation

     The Company's foreign operations are classified as integrated for foreign currency translation purposes. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the period with the exception of depreciation and depletion which is translated at the historical rate recorded for property, plant and equipment. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of earnings for the current period. The functional currency of the Company is the US dollar.

(m)  Stock-based compensation and other stock-based payments

     The Company records compensation expense for stock options granted to employees based on the fair value of the options on the grant date (see note 3).


3.   ACCOUNTING CHANGES

(a)  Exploration and development expenditures

     In 2003, the Company changed its accounting policy related to exploration and development expenditures. Previously, the policy was to capitalize acquisition and exploration costs for properties with development potential until the economic viability of the project was determined. Under the revised policy, exploration costs are expensed as incurred. Accumulated costs relating to abandoned properties are expensed in the year of abandonment.

     This change in accounting policy has been applied retroactively and had the effect of increasing (decreasing) the following:

                                                           2003         2002
                                                         ---------    ---------
      (in thousands)
      Net loss                                           $     50      $    50
      Opening deficit                                       1,245        1,195
      Property, plant and equipment                        (1,245)      (1,245)


(b)  Stock-based compensation and other stock-based payments

     In 2003, the Company adopted the recommendations under Section 3870, Stock-based Compensation and other Stock-based Payments, of the Canadian Institute of Chartered Accountants Handbook. These recommendations require compensation expense for stock options granted to employees be recorded based on the fair value of the options on the grant date. Previously these costs were disclosed in the notes to the consolidated financial statements. This policy change was adopted on a prospective basis and an expense of $1,479,000 was recorded in 2003 (see note 13).

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



(c)  Asset retirement obligations

     On January 1, 2004, the Company retroactively adopted the recommendations under Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110"). Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The adjustments resulting from this change have been reflected in these financial statements on a retroactive basis. In connection with this adjustment, all reclamation obligations for the Limon Mine have been included.

     These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded. This differs from prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine.

     This change in accounting policy has been applied retroactively and had the effect of increasing (decreasing) the following:

                                                           2003         2002
                                                         ---------    ---------
      (in thousands)
      Net loss                                           $   (334)    $    198
      Opening deficit                                       2,922        2,654
      Property, plant and equipment                           237          291
      Asset retirement obligations                          2,320        2,708


4.   ACQUISITION OF BLACK HAWK MINING INC.

     On October 17, 2003, the Company acquired all the issued shares of Black Hawk Mining Inc. ("Black Hawk"). Under the terms of the purchase agreement, the Company issued one common share for every three shares of Black Hawk. The acquisition resulted in the issuance of 47,420,000 shares to Black Hawk shareholders. As a result of this transaction, Black Hawk became a wholly owned subsidiary of the Company.

     The business combination between Glencairn (legal parent) and Black Hawk (legal subsidiary) was accounted for as a reverse take-over, using the purchase method. Application of reverse take-over accounting resulted in the following:

     (a) Black Hawk was deemed to be the parent company and Glencairn was deemed to be the subsidiary company for accounting purposes.

     (b) The financial statements of the combined entity are issued under the name of the legal parent, Glencairn, but are considered a continuation of the financial statements of the legal subsidiary, Black Hawk. Comparative amounts are those of Black Hawk.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



     (c) Black Hawk was deemed to be the acquirer for accounting purposes; its assets and liabilities are included in the consolidated balance sheet at their historical carrying values. Glencairn assets and liabilities were adjusted to record the allocation of the purchase price as summarized in the table below:

            (in thousands)

            Purchase price:
               Common shares                            8,834
               Acquisition costs                          428
                                                   -----------
                                                        9,262
                                                   ===========
            Net assets acquired:
               Cash                                     2,215
               Marketable securities                      840
               Other current assets                        49
               Mineral properties and fixed
               assets                                   6,214
               Other non-current assets                   150
               Current liabilities                      (206)
                                                   -----------
                                                        9,262
                                                   ===========

     The purchase price exceeded the net asset value of Glencairn by $4,761,000 on the date of the acquisition. The excess amount has been applied to increase the carrying value of marketable securities by $400,000 and property, plant and equipment by $4,361,000.

     The  results  of  operations  of  Glencairn   have  been  included  in  the
consolidated financial statements from October 17, 2003.


5.   SALES

                                                     2003              2002
                                                -------------     -------------
    (in thousands)

    Gold sales                                   $    15,258       $     15,533
    Mark-to-market gain (loss) on forward
      gold sale contracts                                924               (905)
    Amortization of deferred gain on sale
      of gold put options                                  -                304
                                                -------------     -------------
                                                 $    16,182       $     14,932
                                                =============     =============

     In April 2001, the Company sold its 81,000 gold put options and realized a gain of $664,000. The gain was deferred for financial reporting purposes and was brought into income based on the original expiry dates of the put options, which were from April 2001 to December 2002.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



6.   OTHER (INCOME) EXPENSES

                                                     2003              2002
                                                 ------------      ------------
      (in thousands)

      Interest and other income                  $      (42)        $    (26)
      Gain on sale of marketable securities             (85)               -
      Gain on sale of property, plant and
        equipment                                       (15)             (37)
      Foreign exchange                                  (28)              90
      Interest and finance fees                          23               16
                                                 ------------      ------------
                                                  $    (147)        $     43
                                                 ============      ============


7.   MARKETABLE SECURITIES

     Marketable securities consist of common shares and warrants and have a market value of $740,000 at December 31, 2003.


8.   PRODUCT INVENTORY

                                                          2003          2002
                                                      ------------   -----------

      Ounces of gold                                       4,126         4,202
                                                      ===========    ===========
      Cost per ounce (lower of production cost
        and net realizable value)                        $   414       $   270
                                                      ===========    ===========
      Amount (in thousands)                              $ 1,708       $ 1,135
                                                      ===========    ===========


9.   RESTRICTED CASH

     The Company has placed a $150,000 deposit with a bank to secure a letter of guarantee issued by the bank to a Costa Rican government authority to ensure the Company's future reclamation obligations are completed.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



10.  PROPERTY, PLANT AND EQUIPMENT

                                                            2003                 2002
                                                       --------------       --------------
(in thousands)
Producing property
      Limon Mine, Nicaragua
        Property, plant and equipment                  $    17,539           $  17,056
        Accumulated depreciation and depletion             (11,714)             (9,981)
                                                       --------------       --------------
                                                             5,825               7,075
                                                       --------------       --------------
Properties under development
      Bellavista Project, Costa Rica                         6,829                   -
      Vogel Project, Canada                                  1,498               1,498
                                                       --------------       --------------
                                                             8,327               1,498
                                                       --------------       --------------
Corporate properties
      Property                                                   -                  14
      Equipment                                                 95                   -
      Accumulated depreciation                                  (4)                  -
                                                       --------------       --------------
                                                                91                  14
                                                       --------------       --------------
Depleted property
      Keystone Mine, Canada
        Property, plant and equipment                       14,097              14,097
        Accumulated depreciation and depletion             (14,097)            (14,097)
                                                       --------------       --------------
                                                                 -                   -
                                                       --------------       --------------
                                                       $    14,243           $   8,587
                                                       ==============       ==============


(a)  Limon Mine, Nicaragua

     The Limon Mine is located approximately 100 kilometers north of Managua, the capital of Nicaragua and includes a 1,000 tonne per day mill, an underground mine and a mineral concession that encompasses 120 square kilometers (12,000 hectares). Gold production from this mine is subject to a 3% NSR royalty. During 2002, the Company recorded a write-down at the Limon Mine of $175,948.

(b)  Bellavista Project, Costa Rica

     The Bellavista Project is located approximately 70 kilometers west northwest of San Jose, the capital of Costa Rica and includes two exploitation concessions and one exploration concession under application, covering a contiguous area totaling 40 square kilometers (4,000 hectares). The Company is responsible for a Cdn$1,000,000 payment to be made upon the commencement of commercial production at Bellavista. This payment is the final payment that the former owner was scheduled to make as a result of their purchase of a 100-percent ownership interest in the Bellavista gold project. The amount will be accrued at the time commercial production commences. The property is subject to four royalty interests. The Carib royalty consists of an annual advance payment of $200,000 and a dividend payable upon commencement of production determined by a complex mechanism involving varying percentages of the project's net cash flow ("NCF")

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



which is calculated after taking into account all other royalties and any Costa Rican taxes due. The production royalty escalates based on the extent to which project expenditures have been paid back to the Company. The project expenditures include all pre-production and capital costs incurred from 1984 together with deemed compounded interest (calculated at the U.S. prime rate plus 2%) on such expenditures until production commences (in total this number is known as the "expenditure base"). The Carib production royalty is at 7.22% until the expenditure base is repaid, 13.25% until twice the expenditure base is repaid and 25.78% thereafter. The Montezuma royalty is calculated in a similar fashion to the Carib royalty, but is based on net cash flow before income tax, and varies from 3% to 10%. The Dobles royalty is a 3% percent net smelter return royalty, payable on production from Exploitation Concession 21A Expansion (the Lagunilla area), up to a cap of $2.5 million. At present, no reserves or resources have been identified within the Lagunilla area.

(c)  Vogel Project, Canada

     The Vogel Project is located near Timmins, Ontario. The property is subject to a 2% NSR royalty, increasing to 3% after capital payback, should the project be brought into production. The carrying value was restated at the beginning of 2002 due to a change in accounting policy (note 2).

(d)  Keystone Mine

     The Keystone Mine is located approximately 1,000 kilometres northwest of Winnipeg, Manitoba and includes a mill in Lynn Lake, Manitoba and the Farley Lake open pit. Mining operations ceased in November 1999 and milling of stockpiled ore ceased in April 2000. Reclamation of the mill and mine sites is in process. During 2002, the Keystone Mine's carrying value of $1,074,000 was fully written off.


11.  ASSET RETIREMENT OBLIGATIONS

                                                             Year ended December 31, 2003
                                             -------------------------------------------------------------
                                              Limon Mine      Bellavista       Keystone           Total
                                                                Project          Mine

Balance, beginning of period                  $    1,768       $      -       $   2,295          $  4,063
Liabilities incurred                                   -             15               -                15
Liabilities settled                                    -              -            (232)             (232)
Accretion expense                                    123              -             134               257
                                              ------------    -----------     -----------       -----------
Balance, end of period                             1,891             15           2,197             4,103
Less: current portion                                  -              -             587               587
                                              ------------    ------------    ------------     -------------
                                              $    1,891       $     15       $   1,610          $  3,516
                                              ============    ============    ============     =============

                                                             Year ended December 31, 2002
                                             -------------------------------------------------------------
                                              Limon Mine      Bellavista       Keystone           Total
                                                                Project          Mine

Balance, beginning of period                  $    1,652       $      -       $   2,711          $  4,363
Liabilities incurred                                   -              -               -                 -
Liabilities settled                                    -              -            (542)             (542)
Accretion expense                                    116              -             126               242
                                              ------------    ------------    ------------     -------------
Balance, end of period                             1,768              -           2,295             4,063
Less: current portion                                  -              -             218               218
                                              ------------    ------------    ------------     -------------
                                              $    1,768       $      -       $   2,077          $  3,845
                                              ============    ============    ============     =============

GLENCAIRN GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



12.  CAPITAL STOCK

i)   Common shares

Authorized capital stock of Glencairn is an unlimited number of common shares.

A summary of the transactions in the common share account in 2002 and 2003 is presented below:

                                                          Number of          Amount
                                                        Common Shares
                                                      ------------------    ----------
(in thousands)
Black Hawk common shares
  At December 31, 2001                                          141,600      $ 33,492
    Employee share purchase plan (a)(i)                             164            14
    Share options exercised (a)(ii)                                  67             4
    Contributed surplus (b)                                           -         3,757
                                                      ------------------    ----------
  At December 31, 2002                                          141,831        37,267
    Employee share purchase plan (a)(i)                              70             8
    Share options exercised (a)(ii)                                 360            31
                                                      ------------------    ----------
  At October 16, 2003                                           142,261        37,306
    Reduction in the paid-up share capital on
       the common shares of Black Hawk (c)                            -       (28,391)
    Adjustment on acquisition of Black Hawk                    (142,261)            -
                                                      ------------------    ----------
  At October 17, 2003                                                 -         8,915

Glencairn common shares
  At October 17, 2003                                            24,947             -
    Shares issued on acquisition of Black Hawk                   47,420         8,834
    Private placements (d)                                       30,631         9,454
    Share options exercised (e)                                     143            35
    Warrants exercised                                              381           205
    Less: share issue costs                                           -        (1,198)
                                                      ------------------    ----------
  At December 31, 2003                                          103,522      $ 26,245
                                                      ==================    ==========


(a) Black Hawk had an employee share incentive plan, which included a share purchase plan and a stock option plan. The employee share purchase plan was terminated on October 17, 2003.

     (i) The share purchase plan allowed employees to purchase common shares of Black Hawk. Under the plan, employees could contribute up to 5% of their monthly salary, which was matched by Black Hawk. The total contributions were invested in common shares at the end of each calendar quarter, based on the weighted average trading price for the quarter.

     (ii)The stock option plan provided for options to be granted to directors, officers and employees for the purchase of common shares. Options were granted at prices equal to the closing market price on the trading day prior to the date of the grant, and are exercisable up to 10 years after the date of the grant. Generally, options are vested within 2 years of the date of the grant. No compensation expense was recognized for stock options issued in 2002. Compensation expense was recognized for stock options issued in 2003. Shares issued under the plan are recorded in share capital at the issue price. The 3,415,000 options outstanding at October 17, 2003 were converted to 1,138,324 options of Glencairn.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



b) On June 26, 2002, the shareholders of Black Hawk confirmed and ratified a special by-law whereby the contributed surplus was reduced by $3,757,000 and added to the stated capital of Black Hawk.

c) On October 10, 2003, the shareholders of Black Hawk confirmed and ratified a special by-law whereby the paid-up share capital of the common shares was reduced, effective immediately prior to the amalgamation with a wholly owned subsidiary of Glencairn, by an amount equal to the deficit at the time of the reduction. The deficit was reduced by $28,391,000 and $28,391,000 was deducted from the stated capital of Black Hawk.

d) On October 17, 2003, Glencairn's private placement of 17,105,632 special warrants at a price of Cdn$0.45 per special warrant for aggregate gross proceeds of Cdn$7.7 million ($5,830,000) was released from escrow. The private placement had closed on September 18, 2003. Each special warrant was exercisable into one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.65 for up to 18 months after closing. The special warrants were exercised on October 17, 2003 resulting in the issuance of 17,105,632 common shares and 8,552,816 share purchase warrants. The agents received a 6% cash commission and were granted compensation options for the purchase of 1,555,556 units at the offering price for 18 months after closing. Each unit will comprise of one common share and one-half of one compensation warrant. Each compensation warrant entitles the holder to purchase one common share at a price of Cdn$0.65 for 18 months after closing.

     On November 26, 2003, Glencairn closed a private placement of 13,525,000 units at a price of $0.85 per unit for aggregate gross proceeds of Cdn$11.5 million ($8,749,000). Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 for 5 years after closing.

e) Glencairn has a stock option plan whereby Glencairn's directors may from time to time grant options to directors, officers, and employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the average of the high and low price on the Toronto Stock Exchange on the grant date. Compensation expense was recognized for the options issued in 2003. Shares issued under the plan are recorded in share capital at the issue price. At December 31, 2003 there were 1,799,000 options available for grant under the plan.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



A summary of the share option transactions in 2002 and 2003 is presented below:

                                                                               Weighted-
                                                                                 Average
                                                           Number of          Exercise Price
                                                            Options               (Cdn$)
                                                        -----------------     --------------
                                                         (in thousands)
     Black Hawk options
       At December 31, 2001                                  4,300              $   0.36
         Cancelled/Expired                                    (373)                 0.73
         Exercised                                             (67)                 0.09
         Granted                                               100                  0.20
                                                        -----------------     --------------
       At December 31, 2002                                  3,960                  0.32
         Cancelled/Expired                                    (335)                 1.13
         Exercised                                            (360)                 0.12
         Granted                                               150                  0.16
                                                        -----------------     --------------
       At October 16, 2003                                   3,415                  0.26
         Adjustment on acquisition of Black Hawk            (3,415)                 0.26
                                                        -----------------     --------------
       At October 17, 2003                                       -                     -

     Glencairn options
       At October 17, 2003                                   2,008                  0.40
         Conversion of Black Hawk options                    1,138                  0.77
         Cancelled/Expired                                     (67)                 0.72
         Exercised                                            (143)                 0.32
         Granted                                             5,027                  0.95
                                                        -----------------     --------------
       At December 31, 2003                                  7,963              $   0.80
                                                        =================     ==============


The following tables summarize information about the stock options outstanding at December 31, 2003:

Options outstanding

                                                              Weighted-
                                                               Average
                                        Number                Remaining               Weighted-
           Exercise                 Outstanding at            Contractual              Average
            Prices                December 31, 2003             Life                Exercise Price
     ---------------------      -----------------------    -------------------     ----------------
            (Cdn$)                   (in thousands)             (in years)               (Cdn$)
        $0.23 to $0.50                  2,395                     4.0              $    0.37
        $0.52 to $0.95                  5,305                     4.7                   0.93
        $1.17 to $3.00                    263                     2.5                   2.03
     ---------------------      -----------------------    -------------------     ----------------
        $0.23 to $3.00                  7,963                     4.4              $    0.80
     =====================      =======================    ===================     ================

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



Options exercisable

                                       Number                Weighted-
            Exercise               Exercisable at             Average
             Prices              December 31, 2003         Exercise Price
     -----------------------    ---------------------     -----------------
             (Cdn$)                (in thousands)               (Cdn$)

         $0.23 to $0.50                2,362                $    0.37
         $0.52 to $0.95                4,894                     0.93
         $1.17 to $3.00                  263                     2.03
     -----------------------    ---------------------     -----------------
         $0.23 to $3.00                7,519                $    0.79
     =======================    =====================     =================


ii)  Warrants

     A summary of the transactions in the warrant account in 2002 and 2003 is as follows:

                                                     Number of
                                                      Warrants          Amount
                                                    ------------       --------
    (in thousands)

    Black Hawk warrants
      At December 31, 2001 and 2002                        935         $     -
        Cancelled/Expired                                 (100)              -
                                                    ------------       --------
      At October 16, 2003                                  835               -
        Adjustment on acquisition of Black Hawk           (835)              -
                                                    ------------       --------
      At October 17, 2003                                    -               -

    Glencairn warrants
      At October 17, 2003                                4,256               -
        Conversion of Black Hawk warrants                  278               -
        Private placement (a)                            8,553           1,623
        Private placement (b)                            6,762           2,386
        Exercise of warrants                              (381)              -
                                                    ------------       --------
      At December 31, 2003                              19,468         $ 4,009
                                                    ============       ========


(a) The fair value of the warrants is estimated on the closing date using the Black-Scholes warrant-pricing model with the following weighted-average assumptions:

     Expected life in years:        1
     Risk free interest rate:       3.00%
     Expected volatility:           80%
     Dividend yield:                0%


(b) The fair value of the warrants is estimated on the closing date using the Black-Scholes warrant-pricing model with the following weighted-average assumptions:

     Expected life in years:        3
     Risk free interest rate:       3.75%
     Expected volatility:           65%
     Dividend yield:                0%

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



     The following table summarizes further information about the warrants outstanding at December 31, 2003:

                                    Number
          Exercise              Outstanding at
           Price                December 31, 2003              Expiry Date
        ------------            -----------------           ----------------
           (Cdn$)                (in thousands)
          $0.60                      2,282                  September 5, 2004
          $0.65                      1,871                   April 15, 2005
          $0.65                      8,553                   March 18, 2005
          $1.25                      6,762                  November 26, 2008


iii) Agent's Options

     A summary of the transactions in the agent's options account in 2002 and 2003 is as follows:

                                                    Number of
                                                     Agent's
                                                     Options           Amount
                                                  --------------    ------------
    (in thousands)

    Black Hawk agent's options
      At December 31, 2001 and 2002 and
        October 16, 2003                                    -       $         -

    Glencairn agent's options
      At October 17, 2003 (a)                             481                 -
        Private placement (b)                           1,556               648
        Private placement (c)                           1,352               468
                                                  --------------    ------------
      At December 31, 2003                              3,389       $     1,116
                                                  ==============    ============


a) In 2002, as part of a private placement, the Agent was granted an option to acquire 481,300 units exercisable at Cdn$0.50 per unit expiring September 5, 2004. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to acquire a further common share priced at Cdn$0.50 expiring September 5, 2004.

b) In 2003, as part of a private placement, the Agent was granted an option to acquire 1,555,556 units exercisable at Cdn$0.45 per unit expiring March 18, 2005. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to acquire a further common share priced at Cdn$0.65 expiring March 18, 2005. The fair value of the units is estimated on the closing date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

     Expected life in years:        1
     Risk free interest rate:       3.00%
     Expected volatility:           80%
     Dividend yield:                0%

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



c) In 2003, as part of a private placement, the Agent was granted an option to acquire 1,352,500 common shares exercisable at Cdn$0.85 per unit expiring November 26, 2005. The fair value of the units is estimated on the closing date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

     Expected life in years:        1
     Risk free interest rate:       3.00%
     Expected volatility:           80%
     Dividend yield:                0%


13.  STOCK - BASED COMPENSATION

     The Company's stock option plan is described in Note 12. The Company has elected to use the fair value method of accounting and recognized stock option expense and contributed surplus of $1,479,000 for its share-based compensation plan. The new policy was applied to grants made in 2003 and in accordance with the CICA's transition rules regarding the adoption of fair value recognition of stock option expense. The policy was effective January 1, 2003 and applied on a prospective basis.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

     Expected life in years:        3
     Risk free interest rate:       3.75%
     Expected volatility:           65%
     Dividend yield:                0%

     If stock option expense had been determined based on awards granted from January 1 to December 31, 2002, the Company's net loss for the year ended December 31, 2002 would have increased by $4,000.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

     Expected life in years:        10
     Risk free interest rate:       5.19%
     Expected volatility:           81%
     Dividend yield:                0%


14.  EARNINGS PER SHARE

     Earnings per share ("EPS") is calculated using the weighted average number of common shares outstanding during the period. The diluted EPS is calculated using the treasury method. The calculation of diluted EPS assumes that share options and warrants are exercised at the beginning of the period, or at the time of issue, if later. Share options and warrants with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted EPS, as the effect would be anti-dilutive. The average market price of the common shares traded during the year ended December 31, 2003 was Cdn$0.65 (2002:Cdn$0.48.)

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)


                                                      2003               2002
                                                  ------------       -----------
(in thousands)

Weighted-average number of common
  shares outstanding during the year                 57,452             47,228
                                                  ============       ===========


15.  INCOME TAXES

(a)  The income taxes recovered are as follows:

                                                  2003                 2002
                                             -------------        -------------
(in thousands)

Current - Canada                              $         -         $      (58)
Future - Canada                                      (400)                 -
                                             -------------        -------------
                                              $      (400)        $      (58)
                                             =============        =============


(b)  The   reconciliation  of  the  combined  Canadian  federal  and  provincial statutory income tax rate to the effective rate on income is as follows:

                                                                 2003                 2002
                                                          ----------------     ----------------
Combined statutory rate                                             36.6%                41.6%
                                                          ----------------     ----------------

(in thousands)

Expected income tax recovery at statutory rate               $      (726)        $     (1,349)
Difference in foreign tax rates                                   (1,710)              (1,345)
Non- recognition of benefit of losses                              1,895                2,694
Permanent differences                                                541                    -
Income tax recovery                                                 (400)                   -
Capital tax recovery                                                   -                  (58)
                                                          ----------------     ----------------
                                                             $      (400)        $        (58)
                                                          ================     ================
Effective tax recovery rate                                         20.2%                 1.8%
                                                          ================     ================


(c) The Company has operating losses of prior years available to offset future taxable income in Canada and Nicaragua. Substantially all of these losses are restricted in their utilization to income from mining operations and expire as follows:

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



                            Canada         Nicaragua
                         ------------    ------------
(in thousands)

Expiry

2004                    $     2,239      $    6,900
2005                          2,428          10,499
2006                          3,368          11,733
2007                          3,867          10,713
2008                          2,379               -
2009                          2,523               -
2010                          2,187               -
                         ------------    ------------
                        $    18,991      $   39,845
                         ------------    ------------


     The potential benefit of these losses has not been recognized in the consolidated financial statements.

(d) For Canadian income tax purposes, the Company has temporary differences of $8,267,000, which do not expire and relate to mineral properties and fixed assets; the benefit of these differences has not been recognized in the consolidated financial statements as the more likely than not criteria for realization has not been met.

The Company's current tax structure involves significant amounts of inter-company debt that generates interest expense and serves to reduce earnings and therefore taxes in foreign jurisdictions. While management does not believe that there is a significant risk to the Company's tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure in the future.


16.  SUPPLEMENTAL CASH FLOW INFORMATION

     Change in non-cash working capital

                                                         2003           2002
                                                     -----------    -----------
    (in thousands)
    Marketable securities                            $     398       $       -
    Accounts receivable and prepaid expenses              (437)           (169)
    Product inventory                                     (418)             68
    Supplies inventory                                      62             209
    Accounts payable and accrued liabilities              (192)           (108)
                                                     -----------    -----------
                                                     $    (587)      $       -
                                                     ===========    ===========
   Non-cash financing and investing activities

                                                         2003           2002
                                                     -----------    -----------
    (in thousands)
    Common shares issued to acquire Black
      Hawk Mining Inc.                               $   8,834       $       -
                                                     ===========    ===========

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



     Operating activities included the following cash payments


                                                         2003           2002
                                                     -----------    -----------
      (in thousands)

      Interest paid                                    $      5      $       16
                                                     ===========    ===========



17.  FINANCIAL INSTRUMENTS AND FINANCIAL RISK

     The carrying value of the Company's short term financial instruments, comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to their short term nature. Note receivable is a long-term financial instrument carried at face value at December 31, 2003 of $329,000 (2002 - $269,000) and secured by a pledge of 333,333 common shares of the Company. The note's fair value at December 31, 2003 was estimated to be $191,000 (2002 - $198,000). The note is carried at face value as the Company expects to realize this amount from sale of the pledged shares.

The Company's potential significant financial risks are as follows:

Gold Price Risk - The profitability of the Company is directly related to the market price of gold. The Company has previously employed forward contracts and options to manage exposure to fluctuations in the gold price. No gold hedge contracts were outstanding at December 31, 2003.

Foreign Currency Risk - The functional currency of the Company is the US dollar but it also operates using the Canadian dollar, Nicaraguan Cordoba and the Costa Rican Colon, and as such may be affected by fluctuations in foreign exchange rates. Sales are denominated in US dollars, while a significant percentage of its expenses and financing are denominated in non-US dollars. The Company monitors these currencies but has not entered into derivative instruments to hedge against this risk.

Credit Risk - The Company is subject to the credit risk of its customers and other counter parties to contracts. It monitors this risk and does not consider the likelihood of a material loss to be significant.


18.  RELATED PARTY TRANSACTIONS

(a) Note receivable at December 31, 2003 and 2002 is a loan of Cdn $425,000 (2003 - $329,000, 2002 - $269,000) outstanding from a director of the Company. This loan it is non-interest bearing, repayable on or before June 5, 2011 and secured by a pledge of 333,333 common shares of the Company.

(b) In October 2001, the Company engaged a subsidiary of Breakwater Resources Ltd. ("Breakwater") to provide purchasing and logistics services for the Limon Mine. Four of the directors of the Company are also directors or officers of Breakwater. Cost of sales for the year ended December 31, 2003 includes costs of $124,000 (2002 - $126,000) arising from this agreement. Included in accounts payable at December 31, 2003 is $19,000 related to these costs.

(c) On April 1, 2002, the Company engaged Breakwater as manager of the Limon Mine. The agreement was terminated on October 16, 2003. Breakwater was entitled to an annual fee of $100,000, reimbursement of certain expenses and a bonus if costs were reduced by certain amounts. Cost of sales for the year ended December 31, 2003 includes costs of $145,000 (2002 - $129,000) arising from this agreement. Included in accounts payable at December 31, 2003 is $2,000 related to these costs.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



(d) During 2003, the Company purchased materials and supplies from Breakwater for $396,000. The cost of these purchases is included in cost of sales or inventory. Included in accounts payable at December 31, 2003 is $164,000 related to these purchases.

(e) General and administrative expense for the year ended December 31, 2003 includes consulting and other fees and rent of $66,000 (2002- $61,000) charged by Breakwater. Included in accounts payable at December 31, 2003 is $6,000 related to these fees.

(f) In October 2002, Glencairn purchased the Bellavista Property in Costa Rica from Wheaton River Minerals Ltd. ("Wheaton River") for cash of $140,000 and 750,000 common shares of the company with a value of $204,000 at the date of the purchase. A director and officer of the Company is a director of Wheaton River.

(g) On March 25, 2003, the Company purchased certain mining equipment from Wheaton River Minerals Ltd. ("Wheaton River") for cash of $50,000 and 600,000 common shares of the company with a value of $200,000 at the date of the purchase.

(h) During 2003, the Company engaged Endeavour Financial Ltd. ("Endeavour") to provide assistance in arranging financing for its Bellavista Property in Costa Rica and to finance acquisitions. A director of the Company is a director of Endeavour. A commission of $109,000 in connection with the private placement that closed on October 17, 2003 was paid to Endeavour and was included in share issue costs. General and administrative expense for the year ended December 31, 2003 includes consulting fees of $19,000 (2002
     - $nil) paid to Endeavour.

(i) General and administrative expense at December 31, 2003 includes $26,000 in consulting fees paid to a corporation controlled by two directors and officers of the Company.



19.  CONTINGENCIES AND COMMITMENTS

(a) The Company's mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes that its operations comply in all material respects with all applicable past and present laws and regulations. The Company records provisions for post-closure environmental obligations based on management's estimate of such costs at that time. Such estimates are, however, subject to change based on negotiations with regulatory authorities and changes in laws and regulations. The effects of any such changes are recognized currently.

(b) The Company is involved in various legal actions in the normal course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company's financial position or its results.

(c) On May 9, 2002, the Company received a complaint from a refinery, in connection with a bankruptcy proceeding, alleging preferential distributions of gold and silver to the Company. The value of the gold and silver was estimated to be $1,283,000. In the opinion of management the complaint is without merit.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



(d) On November 10, 2003, the Company received formal notice from the State of Maine (the "State") that it will be filing a complaint against a subsidiary of the Company and a third party. The subsidiary held a 40% interest in a former base metal operation near Blue Hill, Maine. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by the major mining company which was the operator and holder of a 60% interest in the operations. The notice indicates that the complaint will allege that the mine site is a hazardous waste treatment, storage or disposal facility and that each of the named parties has or is contributing to past or present handling, storage, treatment or disposal of hazardous wastes. The State has indicated that its objective is the additional remediation of the mine site. The entire cost of remediation has been estimated at $10 million; however, the Company believes that it is not responsible for any part of the additional remediation cost because its subsidiary was fully indemnified by its joint venture partner (see Note 21(c)).


20.  SEGMENT INFORMATION

The Company is organized into three operating segments: Limon Mine (Nicaragua), Bellavista Project (Costa Rica) and Corporate. The Vogel Project and the Keystone Mine, which ceased operating in April 2000, are included in the Corporate segment. The Company evaluates performance based on net earnings or loss. The Company's segments are summarized in the table below.


(i)           Segment Statements of Operations (thousands of dollars)


                                                             Year ended December 31, 2003
                                             -------------------------------------------------------------
                                              Limon Mine      Bellavista       Corporate           Total
                                                                Project


Sales                                         $  16,182       $       -       $       -         $  16,182
                                              ----------     ------------    ------------     -------------
Cost of sales                                    11,395               -               -            11,395
Royalties and production taxes                      875               -               -               875
Depreciation and depletion                        1,581               -               -             1,581
Accretion expense                                   123               -             134               257
                                              ----------     ------------    ------------     -------------
                                                 13,974               -             134            14,108
                                              ----------     ------------    ------------     -------------
Earnings from mining operations                   2,208               -            (134)            2,074
                                              ----------     ------------    ------------     -------------
General and administrative expenses                   -               -           1,507             1,507
Stock options expense                                 -               -           1,479             1,479
Exploration and business development
  expenses                                          616               -             268               884
Other                                                 -               -            (147)             (147)
                                              ----------     ------------    ------------     -------------
                                                    616               -           3,107             3,723
                                              ----------     ------------    ------------     -------------
Earnings (loss) before income taxes               1,592               -          (3,241)           (1,649)
Income taxes recovered                                -               -            (400)             (400)
                                              ----------     ------------    ------------     -------------
Net earnings (loss)                            $  1,592       $       -       $  (2,841)        $  (1,249)
                                              ==========     ============    ============     =============

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



                                                             Year ended December 31, 2002
                                             -------------------------------------------------------------
                                              Limon Mine      Bellavista       Corporate           Total
                                                                Project

Sales                                        $    14,932      $       -       $       -        $   14,932
                                             ------------    ------------    ------------     -------------
Cost of sales                                     12,209              -               -            12,209
Royalties and production taxes                       739              -               -               739
Depreciation and depletion                         2,363              -               -             2,363
Accretion expense                                    116              -             126               242
                                             ------------    ------------    ------------     -------------
                                                  15,427              -             126            15,553
                                             ------------    ------------    ------------     -------------
Loss from mining operations                         (495)             -            (126)             (621)
                                             ------------    ------------    ------------     -------------
General and administrative expenses                    -              -             722               722
Stock options expense                                  -              -               -                 -
Exploration and business development expenses        725              -             199               924
Other                                                  -              -           1,292             1,292
                                             ------------    ------------    ------------     -------------
                                                     725              -           2,213             2,938
                                             ------------    ------------    ------------     -------------
Loss before income taxes                          (1,220)             -          (2,339)           (3,559)
Income taxes recovered                                 -              -             (58)              (58)
                                             ------------    ------------    ------------     -------------
Net loss                                     $    (1,220)     $       -       $  (2,281)       $   (3,501)
                                             ============    ============    ============     =============


The Company's gold production is currently refined in Canada. Gold sales attributed to Nicaragua above were sold from Canada to customers in the United Kingdom or the United States but, due to the liquidity of the gold market and the large numbers of potential customers world wide, future sales may not be limited to these customers.

(ii) Segment Balance Sheets (thousands of dollars)

                                                            Year ended December 31, 2003
                                             ------------------------------------------------------------
                                              Limon Mine     Bellavista      Corporate           Total
                                                               Project

Capital expenditures                         $    485      $     1,043      $     78         $    1,606
                                             ==========    ============    ============     =============



                                                              Year ended December 31, 2003
                                             -------------------------------------------------------------
                                              Limon Mine      Bellavista        Corporate          Total
                                                                Project

Cash and cash equivalents                     $     610        $     18        $  14,275         $  14,903
Other current assets                              7,908             343              847             9,098
Property, plant and equipment                     5,825           6,829            1,589            14,243
Other non-current assets                              -             150              329               479
                                             ----------       ----------      ------------      -----------
Total assets                                  $  14,343        $  7,340        $  17,040         $  38,723
                                             ==========       ==========      ============      ===========

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)


                                                            Year ended December 31, 2002
                                             ------------------------------------------------------------
                                              Limon Mine     Bellavista      Corporate           Total
                                                               Project

Capital expenditures                         $    1,390     $       -        $      5         $    1,395
                                             ==========    ============    ============     =============



                                                              Year ended December 31, 2002
                                             -------------------------------------------------------------
                                              Limon Mine      Bellavista        Corporate          Total
                                                                Project


Cash and cash equivalents                     $     421        $      -       $     333          $    754
Other current assets                              7,243               -             415             7,658
Property, plant and equipment                     7,075               -           1,512             8,587
Other non-current assets                              -               -             269               269
                                             ----------       ----------      ------------      -----------
Total assets                                  $  14,739        $      -       $   2,529          $ 17,268
                                             ==========       ==========      ============      ===========


21.  SUBSEQUENT EVENTS

a) During March 2004, the Company closed an equity financing for net proceeds of Cdn$27.2 million ($20.3 million). A syndicate of underwriters purchased 34,500,000 units at a price of Cdn$0.85 per unit. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The warrants commenced trading on the Toronto Stock Exchange on March 3, 2004. The Company plans to use the net proceeds from the financing to complete construction of the Bellavista Mine in Costa Rica and for general corporate purposes.

b) In June 2004, the Company reached an agreement with the Town of Lynn Lake in Manitoba (the "Town") and the Manitoba Provincial Assessor for municipal tax arrears and penalties related to the Company's assets for the year 1997 to 2003. The Company paid Cdn$825,000 (US$618,000) to the Town in September 2004, the parties agreed to cease all ongoing legal action, and the Town released a bond of Cdn$250,000, the chattel mortgage on the mill and all liens on equipment.

c) On November 5, 2004 a complaint was filed by the State of Maine against the Company's subsidiary, Black Hawk Mining Inc.; Kerramerican, Inc., a subsidiary of Noranda Inc.; and Denison Energy Inc. in respect of the remediation of a former base metal mining operation near Blue Hill, Maine in which Black Hawk held a 40% interest. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by Kerramerican, Inc. which was the operator and holder of 60% interest in the operation. Additional information is contained in Note 19 (e). The Company believes that it is not responsible for additional remediation because
     Black Hawk was fully indemnified in the joint venture agreement by Kerramerican, Inc., its joint venture partner.

d) On December 6, 2004, the Company announced that a subsidiary of the Company had been made a party to a legal proceeding, brought by an anti-mining special interest group in Costa Rica, before the Constitutional Court of Costa Rica against three branches of the Government that alleges several deficiencies in the process followed by the Government in granting permits for the Bellavista mine. The legal proceeding does not include a challenge to the exploitation concession under which the subsidiary of the Company holds its mineral rights to the Bellavista mine. The Company has reviewed the allegations and believes that they are without legal merit and factual basis.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



e) During December 2004, the Company closed an equity financing for net proceeds of Cdn$9.4 million ($7.7 million). A syndicate of underwriters purchased 13,700,000 units at a price of Cdn$0.73 per unit. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The Company plans to use the net proceeds from the financing to fund remaining capital expenditures at its Bellavista Mine and for general working capital.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(US Dollars - unless otherwise noted)



22. DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The differences between Canadian GAAP and accounting principles generally accepted in the United States (U.S. GAAP), insofar as they affect the Company's consolidated financial statements, relate to accounting for depreciation and depletion, intangible assets, asset retirement costs, asset impairment, note receivable, derivative instruments, investments, measurement of acquisition costs and reporting of comprehensive income.

The following table reconciles the statement of operations amounts as reported under Canadian GAAP with those amounts that would have been reported under U.S.
GAAP:

                                                                         Years ended December 31
                                                                  -----------------------------------
(in thousands)                                                          2003                2002

Net loss - Canadian GAAP                                          $   (1,249)           $   (3,501)

Increased depreciation and depletion expense (d)                        (601)                 (212)
(Increased) decreased  expense for asset retirement
  obligations (f)                                                       (386)                  198
Unrealized net gain on derivative instruments (b)                        272                   419
Foreign exchange loss                                                    (18)                    -
                                                                  ---------------       -------------
Net loss - before cumulative effect of change in
  asset retirement obligations accounting policy                      (1,982)               (3,096)

Cumulative effect of change in asset retirement
  obligations accounting policy (f)                                   (1,375)                    -
                                                                  ---------------       -------------
Net loss - U.S. GAAP                                              $   (3,357)           $   (3,096)
                                                                  ===============       =============
Other comprehensive income:
  Unrealized gains on marketable securities, net of taxes (c)            297                     -
                                                                  ---------------       -------------
Other comprehensive income - U.S. GAAP                                   297                     -
                                                                  ---------------       -------------
Comprehensive loss  - U.S. GAAP                                   $   (3,060)           $   (3,096)
                                                                  ===============       =============
Net loss per share - basic and diluted - U.S. GAAP

  Net loss - before cumulative effect of change in
    asset retirement obligations accounting policy                $    (0.04)           $    (0.07)

  Cumulative effect of change in asset retirement
     obligations accounting policy                                     (0.02)                    -
                                                                  ---------------       -------------
   Net loss per share                                             $    (0.06)           $    (0.07)
                                                                  ===============       =============

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(amounts expressed in US Dollars - unless otherwise noted)

The following table reconciles the balance sheet amounts as reported under Canadian GAAP with those amounts that would have been reported under U.S. GAAP:


                                                 December 31, 2003                                 December 31, 2002
                                   -----------------------------------------------    ---------------------------------------------
                                    Canadian         U.S. GAAP           U.S.          Canadian         U.S. GAAP           U.S.
 (in thousands)                       GAAP          Adjustments          GAAP            GAAP          Adjustments          GAAP
                                   -----------     ------------       ------------    -----------      -----------       ----------
Assets
Current
   Cash and cash equivalents       $  14,903        $      -          $ 14,903         $    754         $     -            $   754
   Marketable securities (c)             443             297               740                -               -                  -
   Accounts receivable and
      prepaid expenses (b)             1,734              44             1,778            1,248              96              1,344
   Product inventory                   1,708               -             1,708            1,135               -              1,135
   Supplies inventory                  5,213               -             5,213            5,275               -              5,275
                                   -----------     ------------       ------------    -----------      -----------       ----------
                                      24,001             341            24,342            8,412              96              8,508

Note receivable                          329               -               329              269               -                269
Restricted cash                          150               -               150                -               -                  -
Property, plant and equipment
  (d) (f)                             14,243          (1,746)           12,497            8,587          (1,436)             7,151
                                   -----------     ------------       ------------    -----------      -----------       ----------
                                   $  38,723        $ (1,405)         $ 37,318         $ 17,268         $(1,340)           $ 15,928
                                   ===========     ============       ============    ===========      ===========       ==========
Liabilities
Current
   Accounts payable
       and accrued liabilities (b) $   3,249        $      -          $  3,249         $  4,158         $   324            $ 4,482
   Current portion of asset
       retirement obligations (f)        587            (107)              480              218             110                328
                                   -----------     ------------       ------------    -----------      -----------       ----------
                                       3,836            (107)            3,729            4,376             434              4,660

Asset retirement obligations (f)       3,516            (531)            2,985            3,845          (2,818)             1,027
Future income taxes                        -               -                 -              400               -                400
                                   -----------     ------------       ------------    -----------      -----------       ----------
                                       7,352            (638)            6,714            8,621          (2,384)             6,237
                                   -----------     ------------       ------------    -----------      -----------       ----------
Shareholders' Equity
Warrants                               4,009               -             4,009                -               -                  -
Agent's options                        1,116               -             1,116                -               -                  -
Contributed surplus (e)                1,479              64             1,543                -              64                 64
Common shares (i)                     26,245          33,234            59,479           37,267           4,843             42,110
Comprehensive income (c)                   -             297               297                -               -                  -
Deficit (j)                           (1,478)        (34,362)          (35,840)         (28,620)         (3,863)           (32,483)
                                   -----------     ------------       ------------    -----------      -----------       ----------
                                      31,371            (767)           30,604            8,647           1,044              9,691
                                   -----------     ------------       ------------    -----------      -----------       ----------
                                   $  38,723        $ (1,405)         $ 37,318         $ 17,268         $(1,340)           $15,928
                                   ===========     ============       ============    ===========      ===========       ==========

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(amounts expressed in US Dollars - unless otherwise noted.)



The following table reconciles the statement of cash flows amounts as reported under Canadian GAAP with those amounts that would have been reported under U.S.
GAAP:

                                                                Years ended December 31
                                                              -----------------------------
(in thousands)                                                    2003             2002
Operating activities
          Operating activities - Canadian GAAP                $    (150)        $    373
          Marketable securities (c)                                (483)               -
                                                              ------------     ------------
          Operating activities - U.S. GAAP                         (633)             373
                                                              ------------     ------------
Financing activities
      Financing activities - Canadian GAAP                       13,661             (767)
                                                              ------------     ------------
      Financing activities - U.S. GAAP                           13,661             (767)
                                                              ------------     ------------
Investing activities
      Investing activities - Canadian GAAP                          638              559
      Marketable securities (c)                                     483                -
                                                              ------------     ------------
      Investing activities - U.S. GAAP                        $   1,121         $    559
                                                              ------------     ------------


Notes to the differences from US accounting principles

(a)  Stock-based compensation
     Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148 "Accounting for Stock Based Compensation -- Transition and Disclosure" ("SFAS No. 148"). The Company is applying the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, prospectively to all employee stock options granted after December 31, 2002. For employee stock option grants accounted for under SFAS No. 123, compensation cost is measured as the fair value of the stock option at the date of grant. This compensation cost is charged to earnings over the vesting period. For stock options issued prior to January 1, 2003, the Company will continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations ("APB No. 25"). For employee stock option grants accounted for under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the exercise price of the options granted. This compensation cost, if any, is charged to earnings over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's common stock.

     Stock option grant expense of $1,479,000 and $0 was recognized for the years ended December 31, 2003 and 2002, respectively.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(amounts expressed in US Dollars - unless otherwise noted.)



     The following reconciles net (loss) income to pro forma net (loss) income as if the fair value based method of accounting for employee stock options as prescribed under the provision of SFAS No. 123 had been applied to all outstanding and unvested employee stock options, and presents reported earnings per share ("EPS") and pro forma EPS.

                                                                    Years ended December 31
                                                                ------------------------------
     (in thousands)                                                2003               2002
     Net loss income, as presented                                (3,357)            (3,096)
     Add: Stock option grant expense, as reported                  1,479                  -
     Less: Stock option expense, pro forma                        (1,494)               (35)
                                                                -----------        ----------
     Net loss income, pro forma                                 $ (3,372)          $ (3,131)
                                                                ===========        ===========
     Loss per share, as presented
        Basic and diluted                                       $  (0.06)          $  (0.07)
                                                                ===========        ===========
     Loss  per share, pro forma
        Basic and diluted                                       $  (0.06)          $  (0.07)
                                                                ===========        ===========


     The fair value of the stock options granted prior to January 1, 2002 was calculated using an expected life of 10 years, no expected dividends, risk free interest rate ranging from 5.05% to 6.00%, and an expected volatility ranging from 47.98% to 70.92%.

b)   Derivative instruments
     Under U.S. GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These standards include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these standards, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.

     As discussed in Note 5, the Company had previously entered into gold forward contracts and put/call options. At December 31, 2002, the fair value of these contracts has been recorded in the balance sheet with the change in fair value being included in the determination of net income for the respective periods.

     Commencing in August 2001, as required by Nicaraguan law, the Company entered into series of one year contracts to purchase electricity. The Company only contracted for the anticipated power usage over the life of the contract. The Company considers these contracts to be derivative instruments. The fair value of these contracts (December 31, 2003 - $44,000 and December 31, 2002 - $96,000) has been included in accounts receivable and prepaid expenses.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(amounts expressed in US Dollars - unless otherwise noted.)



c)   Marketable securities
     Under Canadian GAAP, marketable securities are carried at the lower of cost or market. Pursuant to Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No.115) marketable securities are to be carried at market value. For investments classified as "available for sale" under SFAS No. 115, the resultant gains or losses are included in the determination of other comprehensive income. All of the Company's marketable securities held at December 31, 2003 were classified as "available for sale". Acquisitions and dispositions of "available for sale" securities are to be classified as investing activities for presentation on the consolidated statement of cash flows.

d)   Depreciation and depletion
     (i) Prior to 2002, the Company issued shares of common stock in connection with the acquisition of certain mining properties that was accounted for by the purchase method of business combinations. Under Canadian GAAP, the measurement date for the consideration given was the date the transaction closed. Pursuant to Accounting Principles Board Opinion No. 16 "Business Combinations", as interpreted, the measurement date for U.S. GAAP purposes was the day the acquisition was announced. The difference in the measurement date resulted in an increase in value of the common stock issued for U.S. GAAP purposes by $4,635,000. This difference was allocated to property, plant and equipment with respect to the operating mine and exploration site acquired.

     (ii) The Company has, for Canadian GAAP, calculated depreciation based on costs incurred to develop the mine site amortized into income based on the proven and probable reserves for the mine site. U.S. GAAP calculates depreciation on the cost incurred to develop a certain area within the overall mine site.

     The increase in the book value of the operating mine and the change in the calculation of depreciation on costs incurred to develop the mine site has increased annual depreciation and depletion charges (2003 - $601,000 and 2002 - $212,000).

e)   Issuance of equity instruments for payment of liabilities
     In connection to a royalty agreement, prior to 2002 the Company issued shares of common stock for payment of certain royalty liabilities. As required under the agreement, these shares were issued at a discount to the then current market price. SFAS No. 123 requires that such transactions be valued at the market value of the shares issued. The difference in the valuations is recorded as an increase to share capital and an increase to the retained deficit. There is no net income effect for the twelve months ended December 31, 2003 or 2002.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(amounts expressed in US Dollars - unless otherwise noted.)



f)   Asset retirement obligation
     On January 1, 2003, the Company adopted Statement of Financial Accounting Standard No. 143 "Accounting for Asset Retirement Obligations" (SFAS No.
     143). In accordance with U.S. GAAP, the cumulative effect for a change in accounting policy is reflected in the statement of operations in the year of adoption. The difference in adoption date for Canadian and U.S. GAAP purposes has resulted in a valuation difference in the asset retirement obligation resulting from the change in exchange rates. On adoption of SFAS No. 143, The Company recorded on the balance sheet a net increase of $291,000 in property, plant and equipment and an increase in asset retirement obligations of $1,666,000. An amount of $1,375,000 was charged to income on January 1, 2003 for the cumulative effect of this accounting change. For the year ended December 31, 2003, the Company recorded additional depreciation and depletion expense of $69,000 and recorded accretion expense of $257,000. Following the adoption of SFAS No. 143, the total amount of recognized liabilities for asset retirement obligations was $3,021,000. These liabilities mainly relate to obligations at the active and inactive mines to perform reclamation and remediation activities to meet the legal requirements of existing environmental laws and regulations that govern the Company's mining properties.

     Asset Retirement Obligations -- U.S. GAAP

                                                          Year ended
                                                          December 31
       (in thousands)                                        2003
                                                         ------------

       Balance, beginning of period                          3,021
       Liabilities incurred                                     15
       Changes in cash flow estimates                          386
       Liabilities settled                                    (214)
       Accretion expense                                       257
                                                         ------------
       Balance, end of period                                3,465
       Less current portion                                    480
                                                         ------------
                                                             2,985
                                                         ============

g)   Income taxes
     For the years ended December 31, 2003 and 2002, no income tax benefits were recorded on the U.S. GAAP net loss reconciling items since it is not likely that the Company will realize the benefit in future periods.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(amounts expressed in US Dollars - unless otherwise noted.)

h)   Common shares

                                                                  December 31,            December 31,
       (in thousands)                                                 2003                   2002
       Canadian GAAP                                               $ 26,245                $ 37,267
                                                                   ---------               ---------

       Acquisition of certain mining properties (d)                   4,635                   4,635
       Issuance of equity instruments for payment of
         liabilities (e)                                                208                     208
       Reversal of reduction in the paid-up share capital on
         the common shares of Black Hawk (Note 12)                   28,391                       -
                                                                   ---------               ---------
                                                                     33,234                   4,843
                                                                   ---------               ---------
       U.S. GAAP                                                   $ 59,479                $ 42,110
                                                                   =========               =========


i)   Deficit

                                                                  December 31,            December 31,
       (in thousands)                                                 2003                   2002
       Canadian GAAP                                               $ (1,478)               $(28,620)
                                                                   ---------               ---------

       Increased depreciation and depletion expense (d)              (4,052)                 (3,451)
       Issuance of equity instruments for payment of
         liabilities (e)                                               (208)                   (208)
       Issuance of equity instruments for payment of
         liabilities (e)                                                (64)                    (64)
       Derivative instruments (b)                                         -                    (324)
       Derivative instruments (b)                                        44                      96
       Asset retirement obligations (f)                                 656                   2,417
       Property, plant and equipment written down                    (2,329)                 (2,329)
       Foreign exchange loss                                            (18)                      -
       Reversal of reduction in the paid-up share capital on
         the common shares of Black Hawk (Note 12)                  (28,391)                      -
                                                                   ---------               ---------
                                                                    (34,362)                 (3,863)
                                                                   ---------               ---------
       U.S. GAAP                                                   $(35,840)               $(32,483)
                                                                   =========               =========

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003 and 2002
(amounts expressed in US Dollars - unless otherwise noted.)



j)   Recently released accounting standards
     In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN No. 46"). The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine whether the assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. The Company has implemented FIN No. 46R as of December 31, 2003 and applied the provisions of FIN No. 46R for all entities as of such date. The Company had no unconsolidated entities at December 31, 2003, therefore, there is no impact on the financial statements upon the adoption.

     In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 does not impact the Company's results of operations, financial position or liquidity.

     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 does not impact the Company's results of operations, financial position or liquidity.

     In 2004, the FASB issued Statement of Financial Accounting Standard No. 151 "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 established standards for how an issuer measures fixed production costs and certain non-direct inventory costs when determining inventory costs. SFAS No. 151 is effective for financial periods beginning after November 1, 2004. The Company is currently assessing the impact on its financial statements.

     In 2004, the FASB issued Statement of Financial Accounting Standard No. 153 "Exchanges of Non-Monetary Assets - an amendment of APB Opinion No. 29" (SFAS No. 153"). As SFAS No. 153 amends APB Opinions No. 29 and establishes general rules for the exchange of non-monetary assets that have no commercial value. The provisions of SFAS No. 153 are effective for non-monetary exchanges after June 15, 2005. The Company is currently assessing the impact of this standard.

     In 2004, the FASB issued EITF 04-06 "Accounting for Stripping Costs Incurred during Production in the Mining Industry". The issue is how to account for stripping costs incurred during production in the mining industry. A revised pronouncement is expected on this issue. The Company is currently reviewing this issue with respect to its Bellavista Mine, which commences operations in 2005.

     In 2004, the CICA issued Accounting Guideline 15 - Consolidation of variable interest entities. The purpose of the guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its financial statements. The guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company has no unconsolidated entities at December 31, 2003, therefore, management does not expect this new standard to impact the financial statements upon adoption.